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THE SPIRIT TO TURN PROMISES INTO REALITY

Medialink

2002 Annual Report

RESULTS

(dollars in thousands except for per share data)	**2002**	2001	2000	1999	1998
Revenue	**$47,365**	$48,420	$56,474	$44,614	$43,511
Gross Profit	**31,629**	30,722	35,958	29,277	27,584
Selling, general and administrative expenses (a)	**31,795**	34,275	31,426	25,924	23,375
Loss from joint venture	**350**	728	1,079	234	—
Earnings before interest, taxes, depreciation and amortization (a)	**2,089**	(708)	6,346	5,483	6,112
Operating income (loss)	**(1,817)**	(6,216)	3,453	3,119	4,209
Income (loss) before provision for income taxes	**(2,015)**	(6,348)	3,532	3,339	4,548
Net Income (loss)	**(1,869)**	(3,773)	2,057	1,992	2,335
Earnings (loss) per share	**$ (0.32)**	$ (0.65)	$ 0.35	$ 0.34	$ 0.39
Working capital	**$ 4,091**	$ 6,685	$10,644	$11,117	$13,943
Assets	**41,083**	40,813	42,028	36,982	33,293
Long-term debt, net	—	95	157	233	779
Stockholders' equity	**$27,204**	$29,046	$32,570	$29,887	$26,340

(a) 2002 selling, general and administrative expenses and earnings before interest, taxes, depreciation and amortization exclude advisory charges of $1.3 million. 2001 selling, general and administrative expenses and earnings before interest, taxes, depreciation and amortization exclude restructuring, loss on sale of subsidiary and advisory charges of $634, $496 and $805, respectively.

The selected consolidated financial data on this page has been derived from the Company's audited consolidated financial statements. The information should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. Certain acquisitions occurring in 1999, 1998 and 1997 have been accounted for under purchase accounting and accordingly are only reflected herein for dates and periods on and after the respective dates of acquisition. Additionally, all of the balances have been restated to reflect the merger with The Delahaye Group, Inc. which was accounted for as a pooling. See Note 3 of the Company's Consolidated Financial Statements.

Revenue
(dollars in millions)


$60
50
40
30
20
10
0
'98
'99
'00
'01
'02

EBITDA
(dollars in millions)


$7
6
5
4
3
2
1
0
(1)
'98
'99
'00
'01
'02

LETTER TO OUR SHAREHOLDERS

Medialink further extended its position as the corporate media communications services market leader and industry innovator during a difficult year for the entire public relations industry. Thousands of communications executives rely on Medialink to influence internal and external audiences around the world leveraging our portfolio of market-leading broadcast, research, monitoring and newswire services. Our proven ability to innovate to meet growing demands within the industry, works to secure Medialink's leading position in the communications landscape, while at the same time raising the bar for the entire industry.

Shareholders wanted to see marked financial improvement in 2002 and we delivered, despite the continued economic challenges facing the public relations industry, as well as the global economy in general. Through innovation, perseverance and results-oriented service offerings, we achieved our goal of Net Profit by the end of 2002 and experienced upward performance trends in the second half of the year. Medialink reported financial improvements in EBITDA ($2.1 million compared to negative $708,000) and Operating Cash Flow ($3.0 million compared to negative $708,000) as a direct result of a 9% revenue increase during the second half of the year, compared to 2001. Additionally, a strong focus on cost controls resulted in a reduction in Selling, General and Administrative costs of approximately $2.5 million and a more than 50% improvement in our bottom-line.

Medialink's success and longstanding stature in the public relations industry is directly attributable to the experienced professionals we have attracted and their *art* in creating programs tailored to our clients' needs. The Company has mastered the *science* of delivering clients' messages to specifically targeted audiences around the world via television, radio, print publications and the Internet, as well as providing the analysis necessary to determine our clients' return on their communications investment. Everyone at Medialink possesses the *spirit* to turn promises into reality, ultimately creating success for our clients and long-term value for our shareholders.

One of our most profound achievements in 2002 was the launch of Teletrax™, the broadcast industry's first global electronic video watermarking and tracking solution. Teletrax provides Medialink with a unique selling proposition complementary to its core broadcast service business by offering a content management tool with the distinctive ability to track video content whenever and wherever it is broadcast. Teletrax also is the key to unlocking new revenue streams for Medialink outside of our traditional business.

As the Teletrax global monitoring network continues to be deployed, Reuters Television and NBC News Channel have entered in to multi-year agreements to utilize Teletrax's current network of detectors to monitor their content on more than 250 television stations in 30 countries, including in the top-30 markets in the U.S. We are in discussions with potential clients in a variety of industries including Advertising, Sports, Music, Film and Television Syndication. With its focus on fulfilling the needs of a variety of industries, we will continue to intensify our sales efforts now that we have deployed a substantial monitoring network on four continents.

Service innovation breakthroughs continued throughout 2002. We enhanced and expanded our news distribution service through the introduction of Radio Noticias Direct, reaching the increasingly influential Hispanic market, as well as increasing the reach of our standard U.S. radio distribution to more than 10,000 radio stations via agreements with Westwood One and the ABC Radio Networks. Building on the success of Newstream.com, Medialink launched Newstream en Español, designed to address the growing number of American Hispanics accessing the Internet.

Additionally, Medialink rolled out user-friendly, web-based tools designed to empower our clients to better manage their communications programs, such as Medialink Portfolio, an Internet portal that provides clients direct access to their projects. The Company also launched powerful research tools, including Delahaye Select 3.0 for media analysis and Delahaye Media Audit for public relations objective setting, strategy development and evaluation.

Turning media communications promises into reality is the driving force behind Medialink. We are committed to staying focused on identifying our clients' needs, developing new and innovative solutions and maintaining the highest standards and integrity among our peers. We have attracted the brightest and most experienced professionals in the industry and this is evidenced by the quality of services provided to our more than 3,000 clients worldwide. The future of Medialink is shaped through the dedication to excellence demonstrated by our employees, the partnerships forged with our clients and the unwavering support of our shareholders.

LAURENCE MOSKOWITZ
Chairman, President and Chief Executive Officer





J. GRAEME MCWHIRTER
Executive Vice President and Chief Financial Officer



EXPERIENCE



Television Production

Medialink continually comes through for us—turning out excellent media tours with little advance notice and handling last-minute changes with skill and professionalism. The entire team is extremely knowledgeable and results oriented. Miramax projects are always enhanced by their special detailed and creative approach, consistently delivering beyond our expectations.

Caroline Kirmser
Manager, Regional Publicity
Miramax



Radio Production

Medialink was founded on the premise of becoming the bridge between professional communicators and the news media. Through nearly two decades of growth, the Company has developed an elite portfolio of services that link the different cultures, and often opposing desires of both sides of the communications landscape and provides technology required to bring professional communicators together with the broadcast, print and online media around the world. Medialink has steadily built an unrivalled reputation with clients from a wide variety of industries, as well as among prestigious news organizations. The Company is committed to delivering solutions as part of a unique results-oriented, client-specific approach.

Medialink offers corporations and organizations full service solutions that combine the artistry to create, the scientific capability to distribute and the passion to deliver results. Offering customized communications solutions designed for the unique needs of its more than 3,000 clients, Medialink is the industry leader. Medialink's staff of professionals is comprised from diverse but complementary backgrounds in public and investor relations, broadcast news, print journalism, media and market research. The Company has retained and continues to attract experienced personnel with key employees from such organizations as AOL Time Warner, ABC, CBS, NBC, The BBC, Dow Jones, *The New York Times,* United Press International and CNBC. Medialink has won the industry's most prestigious awards, including the CIPRA (Creativity in Public Relations Award), Telly, International Film and Video Festival and American Corporate Video Awards, among others.

RELATIONSHIPS





Stock Performance:
Medialink versus S&P Index,
Dow Jones Industrial Average,
and NASDAQ Composite
+
0
-
Medialink
S&P Index
Dow Jones Industral Average
NASDAQ Composite
2002

Medialink has established long-standing relationships with key members of the media around the world, built on credibility and respect by creating compelling client material in the format news organizations desire. By leveraging these relationships, Medialink professionals know exactly who to contact to afford its clients greater visibility with news decision-makers. The Company's high level and direct relationships ensure that its clients' news captures attention in newsrooms around the world and thereby reaching specifically targeted audiences. By leveraging relationships with organizations, such as The Associated Press, ABC Networks, CBS Newspath, and Fox NewsEdge, Medialink can quickly alert and disseminate clients' news to every major newsroom in the U.S. Similarly, international distribution relationships enable Medialink to reach virtually any audience, in any country, on any news medium.

As a result of a strong focus on providing comprehensive, high quality and value-added service offerings, Medialink has achieved an outstanding industry reputation and high client satisfaction. Given the increased focus on return on investment, Delahaye's award-winning research and analysis services are the perfect complement to satisfying a client's overall communication needs.



Healthy Living

TODAY'S NEWS

settlement worth $6.5 million...The United States Supreme court has decided t

w York defeated Los Angeles 103-98 in Overtime behind 34 points by Derrick Ro

Erika Farber
Manager, MarketSite PR/Promotions
NASDAQ

Steve Cook
Vice President, Public Affairs
National Association of Realtors

Don Hume
European Communications Manager
Ford of Europe




NASDAQ

Unlike other vendors, Medialink has become a true partner to NASDAQ. Medialink's proactive approach to business is refreshing and the ideas that are put forth are not only on point but conscience of the business's main objectives and goals. Medialink has been both dependable and supportive with last minute requests and projects. It is truly comforting to know that Medialink's knowledgeable staff is accessible for recommendations, brainstorms, wire support and photographic needs.


REALTOR

Our relationships with Medialink, Delahaye and U.S. Newswire share two things in common: an extraordinary commitment to quality and delivering coordinated services that fit our needs. It's a value-added combination that really works.


Ford

For a number of years Ford Motor Company has relied on the expertise of Medialink to help achieve its very specific broadcast media objectives and the co-operation has proved beneficial in raising Ford's profile. This is particularly true of key events like auto shows where, despite very strong competition, it has gained a leading share of voice as the direct result of broadcast media activities. Both the level of mainstream television placement for executive interviews and successful tie-ins with broadcasters, have contributed to our enthusiasm to develop and broaden the relationship as we move forward.

Edward A. Gala
Director,
Worldwide Strategic Public Relations
Xerox Corporation

Kathryn Partridge
Director, Corporate Communications
DIAGEO plc

John D. Bergen
Senior Vice President,
Corporate Affairs and Marketing
Siemens



XEROX.

Our measurement program with Delahaye has helped Xerox quantify, communicate and improve the return on our PR investment. Delahaye's sound standards of measurement have proved to be an invaluable resource and catalyst for driving strategy.

DIAGEO

Medialink works alongside our other corporate consultancies to shape the Diageo brand—accordingly they quite often advise on corporate positioning above and beyond their area of specialist expertise. If we didn't totally value Medialink's strategic communications advice, we wouldn't invite them to participate in cross-functional and/or key consultancy convergence workshops—which we do. Medialink is very central to the strategic development of the communications function, working in partnership with the corporate communications team.

SIEMENS

The weekly TV news broadcast produced and distributed by Medialink on Siemens innovations is the most powerful communications initiative that our company launched in 2002. Not only have we had phenomenal audience coverage, but our businesses are now motivated to develop case studies that are being used for a wide variety of marketing purposes.



SUCCESS



Newstream.com
New York

"Medialink helped us launch our innovative GE Center for Financial Learning (CFL) website with a highly successful satellite media tour in 2000. And this past year, our video and audio releases penetrated all top 20 U.S. markets. So needless to say, we've been very pleased with the outstanding service we've received."

Tom Topinka
Vice President,
Corporate Communications
GE Financial



Delahaye
Medialink

Medialink's mission is to provide clients with media communications that precisely support a client's specific goals. By offering the most innovative and strategic services in the industry, Medialink exceeds client expectations time and time again. The Company's services are designed to leverage its professionals' journalism, public relations and research expertise in order to facilitate communications programs that are unique and results-oriented. Medialink professionals are proven leaders in multiple disciplines enabling the utilization of all available resources. Through the professionalism of its employees and the interactive relationship with its clients, Medialink has developed a suite of solutions empowering clients to establish effective communications programs and the analytics necessary to gauge the end results.

As a result of Medialink's discipline, the Company has broken through the vendor stereo-type and has proven to be a strategic partner to all of its clients, meeting and exceeding their expectations through the art to create, the science to deliver and the spirit to turn promises into reality.

Media

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 0-21989

Medialink Worldwide Incorporated
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	52-1481284 (I.R.S. Employer Identification Number)

708 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)
(212) 682-8300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock-$.01 par value	National Market System of NASDAQ

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant amounted to $13,168,316 as of the last business day of the registrant's most recently completed second quarter.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the close of business on March 28, 2003: Common Stock – 5,993,671.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's notice of Annual Meeting of Stockholders, to be held on June 5, 2003, and proxy statement to be filed pursuant to Regulation 14A within 120 days after the Registrant's fiscal year ended December 31, 2002 are incorporated by reference in Part II, Item 5 and Part III of this report.

FORWARD LOOKING STATEMENTS

With the exception of the historical information contained in this Form 10-K, the matters described herein contain certain "forward-looking statements" that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this Form 10-K are not promises or guarantees and are subject to risks and uncertainties that could cause our actual results to differ materially from those anticipated. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Actual results may vary materially from those expressed or implied by the statements herein. Such statements may relate, among other things, to our ability to respond to economic changes and improve operational efficiency, the benefits of our products to be realized by our customers, or our plans, objectives, and expected financial and operating results. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances or using words such as: will, believe, anticipate, expect, could, may, estimate, project, plan, predict, intend or similar expressions that involve risk or uncertainty. These risks and uncertainties include, among other things, our recent history of losses; our ability to achieve or maintain profitability; worldwide economic weakness; geopolitical conditions and continued threats of terrorism; effectiveness of our cost reduction programs; our ability to develop new services and market acceptance of such services, such as Teletrax; the volume and importance of breaking news which can have the effect of crowding out the content we produce and deliver to broadcast outlets on behalf of our clients; our ability to develop new products and services that keep pace with technology; our ability to develop and maintain successful relationships with critical vendors; the potential negative effects of our international operations on the Company; future acquisitions or divestitures may adversely affect our operations and financial results; the absence of long term contract with customers and vendors; and increased competition may have an adverse effect on pricing, revenues, gross margins and our customer base. More detailed information about these risk factors is set forth in filings by Medialink Worldwide Incorporated with the Securities and Exchange Commission, including the Company's registration statement, most recent quarterly report on Form 10-Q, and other publicly available information regarding the Company. Medialink Worldwide Incorporated is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS.

GENERAL

Medialink Worldwide Incorporated ("Medialink"), a global leader in corporate media communications services, is based in New York, with offices in 10 cities worldwide including an international base in London. Medialink's mission is to link its clients, professional communicators, to the media in order to communicate the client's message to targeted or mass audiences worldwide. The Company uniquely blends its creative and production expertise with established news media credibility, proprietary databases, an electronic distribution infrastructure and the first truly global electronic video tracking solution to provide its clients with the ability to create, distribute and measure their communications. Medialink is a publicly traded company (Nasdaq: MDLK).

Typical client communication needs include brand awareness, new product launches, regulatory actions, mergers and acquisitions, crisis communications, and other major corporate events. For example, on behalf of Allergan, Inc., news footage of the FDA approval of Botox® covered by television stations nationwide included video produced and distributed by Medialink. As part of a promotional campaign, when The Indiana Heart Hospital, called the "Hospital of the Future," opened its doors, Medialink scheduled and produced live interviews between hospital administrators and major market television stations, positioning it as the most advanced all-digital heart facility in the country. Morgan Stanley employs Medialink's guaranteed radio service as a means to educate listeners regarding personal finance issues on a weekly basis. Organizations and government agencies, such as the American Bar Association and the U.S. Department of Energy, commonly turn to Medialink's U.S. Newswire division to provide distribution of press releases and related materials to the news media.

Medialink is not an advertising agency in that it does not purchase time and space in the media. It is not a public relations firm as it does not develop the essential strategy of client communications. But it is the counselor of expertise in the visual and aural media, the conduit that conveys messages to the media and the monitor that assesses the reach and impact of the messages on these audiences.

Medialink offers corporations and organizations full service solutions that combine the artistry to create, the scientific capability to distribute and the passion to deliver results. Offering customized communications solutions designed for the unique needs of its more than 3,000 clients, Medialink is the industry leader. Medialink specializes in working with clients to create communications programs designed to reach audiences primarily through its unique links to the media. On behalf of its clients, Medialink creates and distributes news to broadcast, print and online newsrooms around the world, for their free and unrestricted use. Unlike its competitors, Medialink combines this content production and distribution expertise with complete qualitative and quantitative communications monitoring, research and analysis services.

By leveraging relationships with news organizations, such as The Associated Press, ABC Networks, CBS Newspath, and Fox NewsEdge, Medialink can quickly alert and disseminate clients' news to every major newsroom in the U.S. Similarly, international distribution relationships enable Medialink to reach virtually any audience, in any country, on any news medium. Medialink reaches audiences worldwide via media as diverse as CNN, ABC, BBC, Germany's SAT1, Bloomberg Radio, The New York Times, The Washington Post and thousands of online news sites. The Company's success is apparent in its rich and diverse client base, which includes AT&T, British Airways, Dell, DIAGEO, Disney, Ford, GE Financial, General Motors, IBM, Intel, Jaguar, Miramax, NASDAQ, National Association of Realtors, Novartis, Pearson, Pfizer, Altria Group (formerly Philip Morris Companies Inc.), Siemens, Sony, and Xerox Corporation. Clients also include virtually every major PR firm in the US and the UK.

During 2002, the Company launched Teletrax™, the broadcast industry's first global electronic video watermarking and tracking solution. Medialink currently uses the Teletrax system to track and monitor the worldwide usage of video distributed by the Company. Since its launch, Reuters Television and NBC News Channel have entered in to multi-year agreements to utilize this unique content asset management tool to track and monitor the usage of their video content. Teletrax offers Medialink new revenue streams outside of its core broadcast services, such as copyright management, advertising proof-of-performance, sponsorship evaluation, verification of airings for network and syndicated programming, and intellectual property rights management. Teletrax, exclusively offers this service and is 76% owned by Medialink.

STRATEGY

From its inception, the Company has been at the vanguard as public relations has evolved from being print-focused to embracing video, audio and the Internet. Medialink's strategy is to enable its clients to effectively and efficiently communicate news to audiences through all mediums. The Company achieves this by: (i) creating and producing compelling content; (ii) distributing content through the Company's unmatched infrastructure; (iii) monitoring distribution effectiveness and providing analytical feedback; and (iv) providing customized research to gauge the effectiveness of clients' communications efforts.

The Company believes it is the market share leader in each of its primary service offerings. Medialink has identified several avenues that should further support the Company's growth, including: (i) leveraging client relationships through cross-marketing; (ii) developing new products and services; and (iii) broadening the sales force and client base.

OPERATIONAL OVERVIEW

Medialink offers its comprehensive range of services through the following divisions:

Media Communications Services

Broadcast Services Group ("BSG")—Through BSG, the Company provides its content creation, production, distribution and electronic broadcast monitoring services. BSG's principal products and services include video news releases, live event broadcasts (including satellite media tours, videoconferences and webcasting), audio news releases and radio media tours, in formats that are suitable for all broadcast news media. BSG distributes its clients' news stories directly to targeted television and radio, through its comprehensive distribution platform, and on-line media outlets worldwide, through Newstream.com, its joint venture with Business Wire. BSG also monitors and statistically analyzes the extent to which content is aired, thereby providing valuable feedback to the client. BSG utilizes a variety of methods to track and monitor video usage, including its exclusive offering of Teletrax, providing it with the only truly global electronic video tracking solution.

U.S. Newswire ("USN")—USN is the leading press release wire service for domestic governmental, public affairs and non-profit organization news sources. Its clients rely on it to provide immediate and simultaneous electronic distribution of their news releases, media advisories and press statements to the media and on-line services worldwide. The division distributes news releases via a direct wire service feed, as well as through, e-mail, satellite, the Internet and broadcast fax. USN also provides still photography services.

Media Research Services

Delahaye Medialink—This division is a global leader in providing communications/media research and analysis. Delahaye combines qualitative and quantitative research techniques, proprietary technologies and its own media and communications expertise to help companies and other organizations plan and evaluate their internal and external communications programs. Using data compiled from a variety of sources, including electronic monitoring and press clipping services, the division employs sophisticated statistical analyses to measure the quality and quantity of the client's print, broadcast and Internet news coverage. Delahaye also offers interpretive analyses that can provide: (i) an overall appraisal of the efficiency and impact of a client's communications efforts; (ii) a comparison of the client's news coverage with that of its competitors; and (iii) a gauge of the client's return on investment for its communications programs.

Video Watermarking Services

Teletrax —Teletrax is the broadcast industry's first global electronic video watermarking and tracking solution. Using Teletrax, owners of video content – the motion picture industry, news organizations, advertising agencies, and program syndicators to name a few – "embed" an invisible digital watermark into their material whenever it is edited, broadcast or duplicated. A global network of decoders, or "detectors," then captures every broadcast incident of the embedded video whether via satellite, cable or terrestrially. The Teletrax service then generates tracking reports for the original content owners. The system provides proof of performance reports and alerts copyright owners instantly to any violations, even down to single second clips. As a key asset management tool for content owners seeking to protect and leverage their video property, Teletrax will help drive the financial performance of its clients, enabling them to efficiently and effectively leverage their video content. Teletrax is built upon Medialink's extensive monitoring network and technology developed by Royal Philips Electronics.

SERVICE OFFERING

Medialink offers clients a unique combination of creative content production, global media distribution, research and analysis and video watermarking, which enables clients to communicate their news efficiently and effectively. Through its BSG division, the Company provides a complete range of customized production and distribution services to corporations and other organizations to help them build public recognition, launch new products, manage crisis situations and meet other communications objectives. Utilizing its electronic monitoring capabilities, BSG also measures distribution reach and evaluates results. Through Delahaye's research and analysis, Medialink helps companies evaluate their media communications programs and public image. Through USN, the Company provides news release distribution for governmental, public affairs and non-profit organizations. Through Teletrax, Medialink offers the only truly global video tracking solution available to the broadcast, advertising and entertainment industries. Medialink's ability to offer the comprehensive services that its clients demand makes it the partner of choice for leading corporations, organizations and PR firms worldwide.

MEDIALINK WORLDWIDE INCORPORATED SERVICE OFFERINGS			
Production and Live Broadcast	Distribution	Internet	Research/Analysis
• Video and Audio News Release Production: Domestic International	• Video and Audio News Release Distribution and Monitoring: Domestic International	• Cyber Media Tours	• Competitive Analysis
• Live Broadcasts: Satellite Media Tours Radio Media Tours Special Event Broadcasts Video Conferences Audio Conferences	• Press Release Distribution	• Webcasting	• News Coverage Analysis
• Electronic Press Kits	• Still Photography & Digital Distribution	• Web Releases	• Campaign Effectiveness
• Public Service Announcements		• Newstream.com	• Performance Benchmarking
• Corporate Videos		• WirePix Distribution	• Syndicated Research Studies
			• Media Audits
			• Strategic Communications Consulting and Crisis

CLIENTS

The Company provides its services to more than 3,000 clients. The Company's clients include corporations such as AT&T, General Motors, IBM, Johnson & Johnson, Dell Computer, Intel, Disney, British Airways, Pfizer Pharmaceuticals, Altria Group, Kraft Foods, Miller Brewing, adidas, Bayer, BP, DIAGEO, DTI, Ford Motor Company, GE Financial, Jaguar, Miramax, Nasdaq, Pearson, Ericsson, Sony and Novartis; organizations such as the American Association of Retired Persons, National Association of Realtors and the AFL-CIO; and the world's largest marketing communications firms such as Burson-Marsteller, Hill & Knowlton, Ketchum Communications, Edelman Public Relations Worldwide and Weber Shandwick Worldwide.

DISTRIBUTION AGREEMENTS

The Company has long-standing distribution alliances and powerful relationships with major news organizations that provide clients unparalleled access to newsroom decision-makers. Through an agreement with the Associated Press for the use of its AP Express newswire, Medialink can quickly alert more than 700 television and 400 radio newsrooms to clients' impending video and audio news. The Company's strong relationships with ABC, CBS and

FOX, among others, provide it access to their network affiliates through their dedicated and highly cost-effective satellite news feeds. Medialink continues to expand its distribution infrastructure through strategic distribution agreements with high-profile media companies such as AOL Time Warner and Yahoo!. Through its Newstream.com joint venture, the Company has developed a delivery mechanism for multi-media content to more than 10,000 on-line newsrooms. Due to the Company's extensive usage of both satellite distribution and electronic broadcast monitoring services, the Company is able to obtain preferential pricing from its key suppliers. Medialink's extensive relationships and its reputation as a producer of newsworthy, broadcast-quality content ensure that clients' video and audio news productions capture the attention of newsroom decision-makers and thus their intended audiences.

BACKGROUND

The Company began offering production – in addition to distribution – of video news releases in 1994 and has since developed a full range of video, audio, Internet, still photography and print services which it now provides on a global basis. Medialink enables its clients to reach more than 11,000 newsrooms at television and radio networks, local stations, cable channels, direct broadcast satellite systems, as well as more than 10,000 online multimedia newsrooms.

The Company's expanded service offerings have evolved from its core business – the satellite distribution of video news releases ("VNR") and the electronic monitoring of their broadcasts on television. A VNR is a television news story that communicates an entity's public relations or corporate message. It is paid for by the corporation or organization seeking to announce news and is delivered without charge to the media. Ultimately, a VNR is the television equivalent of a printed press release, transforming the printed word into the sound and pictures television newsrooms can use in programming. Produced in broadcast news style, VNRs relay the news of a product launch, medical discovery, corporate merger event, timely feature or breaking news directly to television news decision-makers who may use the video and audio material in full or edited form. Most major television stations in the world now use VNRs, some on a regular basis. The Company offers VNR and Audio News Release ("ANR") production services worldwide. Working closely with clients, Medialink's team of highly experienced broadcast and network radio professionals instantly translates clients' messages into effective video or audio news stories. All aspects of production, including scripting, editing, narration and sound bites of the news story are custom-built and designed to reach specifically targeted audiences.

The Company also produces and coordinates live broadcast services include Satellite Media Tours ("SMT"), Radio Media Tours ("RMT"), audio and video news conferences and special-event broadcasts. SMTs consist of a sequence of one-on-one satellite interviews with a series of pre-booked television reporters across the country or around the world. Typical SMT applications include, among others, an interview with an author, performer, executive or other spokesperson promoting an upcoming event, product, movie or book release. SMTs generally are conducted from a studio but can originate from remote locations and may be aired live by the television station or recorded for a later airing. Similar to SMTs, Medialink offers RMTs targeted to radio stations across the country or around the world.

The acceptance of digital audio and video media is driving the next Internet evolution. Companies are seeking to leverage the Internet by creating content-rich Web destinations while controlling costs. In 1999, Medialink created Newstream.com, a joint venture with Business

Wire, a leading distributor of text-based press releases. Newstream.com delivers multimedia assets to more than 10,000 online news and information Web sites that increasingly need streaming video, audio, presentations, and graphics to be competitive. During its third year of operations, Newstream.com continued to experience growth. Newstream.com's overall membership – including journalists, professional communicators, financial analysts and members of the general public – stands at more than 65,000. The number of registered journalist stood at more than 16,000 as of December 2002. More than 12,000 professional communicators and more than 3,500 financial analysts utilized Newstream.com in 2002. Registration among the general public was up 41% from 23,266 in January of 2002 to 32,768 in December 2002.

As webcasting continues to gain momentum throughout the communications industry, Medialink has expanded the capabilities of its webcasting services. Medialink provides production, distribution and tracking of live events on the Web. In tandem with traditional satellite videoconferences or as Web-only events, these webcasts link companies to their clients, consumers, shareholders, employees or other crucial audiences live. Medialink also provides creative counseling to help clients design special web pages and to promote their activities effectively. The Company has produced webcasts ranging from product launches and press conferences to merger announcements and internal seminars for a number of clients, including Dell Computer Corporation, Boeing, Pearson, Diageo, Kellogg Company, Ford Motor Company, Bell Atlantic, Datek, Radio Shack, Ford Motor Company and Toyota.

In November 1998, Medialink expanded its United Kingdom still photography service into the United States through the acquisition of WirePix, a New York-based public relations photo service. The Company's clients have included corporations such as Hasbro, Colgate-Palmolive, Compaq Computer Corporation and McDonald's. Public relations firms such as Burson-Marstellar, Cohn & Wolfe, Fleishman Hillard and Manning Selvage & Lee have also engaged WirePix's services.

In late 1999, the Company acquired U.S. Newswire LLC. U.S. Newswire, founded in 1986, is a leader in providing satellite wire service, Internet and online distribution of full-text and multimedia news for government and public policy news sources to news media and online services - locally, nationally and worldwide. Clients include Cabinet agencies and the majority of political campaigns, advocacy groups, trade associations, "think tanks", public affairs firms and other similar organizations.

The Company continues to diversify its service offerings, and in 1999, the Company accelerated development of its research group by acquiring the Delahaye Group, a leading public relations and media analysis firm. During 2000, the Company successfully integrated it with its own research operations. The new research team has emerged as a leader in helping corporations and organizations around the world communicate more efficiently and effectively. By providing media monitoring, analysis, and public relations research, Medialink helps corporations determine return on investment from their communications efforts. Contributing to the group's growth were the Company's previous investments in Infotrend and NewsIQ, both proprietary media tracking tools enabling Delahaye to process thousands of pieces of news and provide clients with analytics relating to the client's overall communications program.

In 2001, the Company introduced the Media Reputation Index (MRi). The MRi assesses the media's impact on corporate reputation, providing the basis for understanding and improving a company's perception as covered by the news media. The index benchmarks the 100 largest US-based companies including Exxon Mobil Corporation, General Motors Corporation, Ford Motor Company and Wal-Mart Stores, Inc., tracking and evaluating each company's media coverage over time and versus all 100 companies.

In 2002, the Company launched Teletrax, providing Medialink with a unique selling proposition complementary to its core broadcast service business by offering a content management tool with the distinctive ability to track video content whenever and wherever it is broadcast. Teletrax is expected to unlock new revenue streams for Medialink outside of its traditional business. Teletrax fulfills the needs of a variety of industries, including Advertising, Sports, Music, Film and Television Syndication. The network of detectors currently monitors more than 250 television stations in 30 countries, including in the top-30 markets in the U.S.

EMPLOYEES

As of December 31, 2002, the Company had approximately 288 employees including 196 in client services, 58 in sales and marketing and 34 in corporate and administration. Included in corporate and administration were executives totaling 8. None of the Company's employees is represented by a labor union. Management believes that its employee relations are good. The Company also engages on a part-time, project-by-project basis, independent production crews at various locations worldwide. These crews have the skills, training and experience which the Company requires for its production services.

The Company, a Delaware corporation, was incorporated in 1986. Medialink's Web site is http://www.medialink.com. The Company makes available free of charge, on or through its Web site, its annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission ("SEC"). Such reports are also available on the SEC's website, http://www.sec.gov.

ITEM 2. PROPERTIES.

As of December 31, 2002, the Company's properties are all leased as follows:

Location	Gross Square Footage
New York	39,368
Boston	1,655
Chicago	1,317
Dallas	1,596
Washington, DC	7,043
San Francisco	1,401
Los Angeles	4,047
Norwalk, CT	24,690
Portsmouth, NH	11,055
London	10,896

ITEM 3. LEGAL PROCEEDINGS.

The Company is not a party to any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is traded on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol MDLK. The following table sets forth the high and low closing sales prices per share of the Company's common stock on the NASDAQ National Market System for the periods indicated:

Quarter Ended	Low	High
Quarter ended March 31, 2002	2.50	3.44
Quarter ended June 30, 2002	2.62	4.30
Quarter ended September 30, 2002	3.18	3.99
Quarter ended December 31, 2002	2.89	3.83
Quarter ended March 31, 2001	2.75	5.63
Quarter ended June 30, 2001	2.49	4.29
Quarter ended September 30, 2001	3.07	4.93
Quarter ended December 31, 2001	2.20	3.95

As of December 31, 2002, there were approximately 1,800 holders of record of the Company's common stock.

The Company has not paid, and does not anticipate paying for the foreseeable future, any dividends to holders of its common stock. The declaration of dividends by the Company in the future is subject to the sole discretion of the Company's Board of Directors and will depend upon the operating results, capital requirements and financial position of the Company, general economic conditions and other pertinent conditions or restrictions relating to any financing.

Equity Compensation Plan Information

Information regarding the Company's equity compensation plans is set forth in the section entitled "Executive Compensation – Equity Compensation Plan Information" in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement, to be filed within 120 days after Registrant's fiscal year end of December 31, 2002, which information is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data have been derived from the Company's audited consolidated financial statements. The information below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

Certain acquisitions occurring in 1999 and 1998 have been accounted for under purchase accounting and accordingly, are only reflected herein for dates and periods on and after the respective dates of acquisition. Additionally, all of the balances have been restated to reflect the merger with The Delahaye Group, Inc. which was accounted for as a pooling. See Note 3 of the Company's Consolidated Financial Statements.

	For the Years Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share data)				
Operating Data:					
Revenues	$ 47,365	$ 48,420	$ 56,474	$ 44,614	$ 43,511
Gross profit	31,629	30,722	35,958	29,277	27,584
Selling, general and administrative expenses (a)	31,795	34,275	31,426	25,924	23,375
Loss from joint venture	350	728	1,079	234	-
Earnings before interest, taxes, depreciation and amortization (a)	2,089	(708)	6,346	5,483	6,112
Operating income (loss)	(1,817)	(6,216)	3,453	3,119	4,209
Income (loss) before provision for income taxes	(2,015)	(6,348)	3,532	3,339	4,548
Net income (loss)	(1,869)	(3,773)	2,057	1,992	2,335
Pro forma earnings (loss) per share (b)	$ (0.19)	$ (0.46)	$ 0.35	$ 0.34	$ 0.39
Earnings (loss) per share	$ (0.32)	$ (0.65)	$ 0.35	$ 0.34	$ 0.39
Balance Sheet Data:					
Working capital	$ 4,091	$ 6,085	$ 10,644	$ 11,117	$ 13,943
Assets	41,082	40,813	42,028	36,982	33,293
Long-term debt, net	-	95	157	233	779
Stockholders' equity	$ 27,204	$ 29,046	$ 32,570	$ 29,887	$ 26,340

(a) 2002 selling, general and administrative expenses ("S, G & A") and earnings before interest, taxes, depreciation and amortization ("EBITDA") exclude advisory charges of $1.30 million. 2001 S, G & A and EBITDA exclude restructuring, loss on sale of subsidiary and advisory charges of $634, $496, and $805, respectively.

(b) Pro forma earnings per share is defined as earnings per share excluding restructuring, loss on sale of subsidiary and advisory charges.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Fiscal Year 2002 as Compared to Fiscal Year 2001

Revenues decreased by $1.06 million, or 2.2%, from $48.42 million in 2001 to $47.36 million in 2002. Beginning in 2002, the Company had elected to change its previous revenue breakout from four classifications (Distribution, Productions and Live Broadcast, Internet Services, and Research and Other) to two classifications (Media Communications Services and Media Research Services), better reflecting the actual services the Company provides. Revenue from the Company's Media Communications Services decreased by $256,000, and the Company's Research Communication Services revenue decreased by $799,000. During 2002 the Company continued to be challenged by a difficult economic environment, which had an adverse effect on the Company's clients' spending and communication budgets, resulting in the decrease in revenue as compared to 2001. Third party statistics, including various public relations trade magazines, indicate that the overall industry declines in revenue were greater than what the Company experienced.

Direct costs decreased by $1.96 million, or 11.1%, from $17.70 million in 2001 to $15.74 million in 2002. The decrease in direct costs is the result of lower revenues and increased profit margins in 2002 as compared to 2001. Direct costs as a percentage of revenue were 33.2% and 36.6%, respectively, in 2002 and 2001. In spite of the difficult economic environment, the Company was able to improve its gross profit margin. The increase in the gross profit margin was attributable to a favorable product mix during 2002 and operating efficiencies implemented during 2002.

Selling, general and administrative ("S, G & A") expenses decreased by $1.51 million or 4.9%, from $30.70 million in 2001 to $29.19 million in 2002. Included in the decrease in S, G & A is a decrease in payroll and related costs of approximately $730,000. In reaction to the difficult economic environment and the effects of September 11, 2001, the Company reduced its headcount in the 4th Quarter of 2001 and produced other S, G & A savings, including, but not limited to, advertising and marketing, travel and entertainment and office costs. Offsetting these cost reductions, Teletrax, the Company's subsidiary formed in 2002, incurred $912,000 of S, G & A during 2002.

During 2001 the Company sold a component of its UK photography business and as a result incurred a loss from the sale of a subsidiary of $496,000.

During 2001 the Company combined its U.S. and international broadcast services into a Global Broadcast Services unit. The corporate reorganization is designed to accelerate the growth of its broadcast services business. The Company incurred a charge of $420,000 as a result of the restructuring. Additionally, in September 2001 the Company reduced its staff in the UK and US incurring a restructuring charge of $214,000.

In August 2001 the Company received an unsolicited takeover bid by United Business Media plc to purchase all of its issued and outstanding common shares. In connection with this unsolicited offer the Company incurred legal and financial advisory expenses of approximately $1.30 million and $805,000, for 2002 and 2001, respectively. The unsolicited offer is no longer active and the Company does not anticipate incurring any additional costs.

Depreciation and amortization expense decreased by $966,000, or 27%, from $3.57 million in 2001 to $2.61 million in 2002. The decrease was due primarily to the elimination of amortization of goodwill as a result of the implementation of SFAS 142, net of additional depreciation and amortization expense arising from additions in property and equipment and capitalized software. Included in 2001 was amortization of goodwill of $875,000 and none for 2002. Additionally, amortization on the Company's customer list, acquired in connection with the acquisition of Corporate Television Group, which became fully amortized during the 2nd Quarter of 2002, decreased $367,000 from $800,000 in 2001 to $433,000 in 2002.

As a result of the foregoing, the Company experienced an operating loss of $1.82 million in 2002 as compared to operating loss of $6.22 million in 2001. The operating loss in 2002 included advisory charges of $1.30 million and an operating loss of $875,000 from the Company's newly formed 76% owned subsidiary, Teletrax. The minority shareholder of Teletrax has no future funding obligations and, accordingly, the Company has recorded 100% of the loss from this subsidiary. The operating loss in 2001 included loss on sale of a subsidiary of $496,000, restructuring charges of $634,000 and advisory charges of $805,000.

Interest expense increased by $6,000 from $273,000 in 2001 to $279,000 in 2002. The increase was due to the Company's increased borrowings on its line of credit during 2002 as compared to 2001, net of reduced interest rates during 2002.

Income tax expense (benefit) was calculated using Medialink's effective tax rates of 41% in both 2002 and 2001. In 2002 the Company was also subject to minimum state and local taxes and taxes on capital. Additionally, as a result of the limited historical results of Teletrax, the Company's newly formed 76% foreign subsidiary, and management's limited ability to project Teletrax's future results, the Company has recorded a valuation allowance of $252,000 related to the foreign deferred tax asset generated by Teletrax's loss.

Including loss from joint venture and advisory charges the Company had a net loss of $1.87 million in 2002 as compared to a net loss of $3.77 million in 2001, which included a loss from joint venture, loss from sale of subsidiary, advisory charges and restructuring charges. The net loss in 2002 included a loss of $886,000 from the Company's newly formed 76% owned subsidiary, Teletrax. The minority shareholder has no future funding obligations and, accordingly, the Company has recorded 100% of the loss from this subsidiary. In 2002 the Company had basic loss per share of $0.32 compared to basic loss per share of $0.65 in 2001.

Fiscal Year 2001 as Compared to Fiscal Year 2000

Revenues decreased by $8.05 million, or 14%, from $56.47 million in 2000 to $48.42 million in 2001. Revenue from the Company's Media Communications Services decreased by $7.99 million, and the Company's Research Communication Services revenue decreased by $59,000. The decrease in revenue from Media Communication Services includes a decrease in revenue related to Internet services of $4.91 million which mirrored the downward trend in the new media sector experienced throughout 2001. During the first nine months of 2001 the Company was challenged by a difficult economic environment, resulting in lower than anticipated revenue. As a result of the September 11th tragedy, revenues from the Company's distribution services were significantly affected. Through the first two quarters of 2001 revenue had decreased by $3.92 million, or 13.8%, as compared to the prior year resulting from the weakening of the economy and the decrease in revenue from Internet services. Revenue in the 3rd Quarter of 2001 had decreased by 25% as compared to the 3rd Quarter of 2000 resulting primarily from the events of September 11th and the continued weak economy. Revenue in the 4th Quarter of 2001 had decreased 21% as compared to the 4th Quarter of 2000 resulting from the aftermath of September 11th and related war on terrorism and the continued weak economy.

Direct costs decreased by $2.82 million, or 14%, from $20.52 million in 2000 to $17.70 million in 2001. Direct costs as a percentage of revenue were 36.6% and 36.3%, respectively, in 2001 and 2000. In spite of the difficult economic environment, the Company was able to maintain its gross profit margin.

Selling, general and administrative ("S, G & A") expenses increased by $2.17 million or 8%, from $28.53 million in 2000 to $30.70 million in 2001. Included in the increase in S, G & A is an increase in payroll and related costs of approximately $1.11 million. Also included in the increase in S, G & A is approximately $779,000 in rent resulting from, among other things, the expansion of the Company's corporate headquarters in New York which now includes a new state-of-the-art production and broadcast television studio that officially opened in April 2001. The Company believes that the studio will provide additional revenue streams as well as reduce its costs of production and distribution services.

As the Company experienced a slow-down in demand resulting from the economic downturn during 2001, it made adjustments during the first and third quarter of 2001 in its personnel and other S, G & A expenditures.

During 2001 the Company sold a component of its UK photography business and as a result incurred a loss from the sale of a subsidiary of $496,000.

During 2001 the Company combined its U.S. and international broadcast services into a Global Broadcast Services unit. The corporate reorganization is designed to accelerate the growth of its broadcast services business. The Company incurred a charge of $420,000 as a result of the restructuring. Additionally, in September 2001 the Company reduced its staff in the UK and US incurring a restructuring charge of $214,000.

In connection with the unsolicited takeover bid by United Business Media plc, the Company incurred legal and financial advisory expenses of approximately $805,000 through December 31, 2001.

Depreciation and amortization expense increased by $679,000, or 24%, from $2.89 million in 2000 to $3.57 million in 2001. The increase was due primarily to additional amortization expense arising from additional earn-out payments, recorded as goodwill, made by the Company on its various acquisitions and depreciation expense related to the Company's new studio.

As a result of the foregoing, the Company experienced an operating loss of $6.22 million in 2001 as compared to operating income of $3.45 million in 2000. Excluding the loss from joint venture, loss on sale of subsidiary, advisory charges and restructuring charges the operating loss for 2001 was $3.55 million as compared to operating income of $4.53 million in 2000.

Interest expense increased by $226,000 from $47,000 in 2000 to $273,000 in 2001. The increase was due to the Company increased borrowings on its line of credit during 2001 as compared to 2000.

Income tax expense (benefit) was calculated using Medialink's effective tax rates of 41% in 2001 and 42% in 2000.

Including loss from joint venture, loss from sale of subsidiary, advisory charges and restructuring charges, the Company had a net loss of $3.77 million in 2001 as compared to net income of $2.06 million in 2000. In 2001 the Company had basic loss per share of $0.65 compared to basic earnings per share of $0.36 in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Medialink has financed its operations primarily through cash generated from operations and through draw downs on its line of credit facility. Cash flow provided by operating activities amounted to $3.95 million and $569,000 in 2002 and 2001, respectively. Capital expenditures which are primarily incurred to support Medialink's sales and operations were $1.35 million in 2002 and $2.19 million in 2001. The Company expects to make capital expenditures of approximately $1,000,000 on the roll-out of the Teletrax network during 2003. In addition, the Company expects to make capital expenditures in the ordinary course of business of approximately $1,000,000 during 2003.

On August 1, 1999 the Company entered into a joint venture with Business Wire to form Business Wire/Medialink, LLC, doing business as Newstream.com. Each member made an initial capital contribution of $2.00 million, plus acquisition costs. The Company accounts for its interest in Newstream.com under the equity method. Each member made additional capital contributions of $250,000 and $500,000 each, during 2002 and 2001, respectively. During 2002 and 2001 the Company also made various earn-out payments on acquisitions aggregating $850,000 and $1.06 million, respectively, in cash.

In June 1997 Medialink acquired certain assets of CTV. The initial purchase price of $4.18 million was paid $3.85 million in cash and $333,000 in Medialink common stock. Included in the cash portion was $300,000 related to the purchase of a non-compete. Earn-out provisions allow for up to an additional $6.2 million to be paid, through 2002, based upon certain revenue and profitability targets over the next five years. Assuming the targets are met, the overall consideration will be in the form of cash and Medialink common stock, as specified in the agreement. During 2002 and 2001 Medialink made cash payments of approximately $625,000 and $834,000, respectively, as additional consideration for the CTV acquisition.

During 1999 the Company made an acquisition of a news-related company. As consideration for this purchase, the Company paid $1.26 million in cash and 55,348 shares of the Company's common stock valued at $800,000. Earn-out provisions allow for additional payments of purchase price of up to $1.50 million, based on reaching certain profitability levels, to be paid in the form of cash and the Company's common stock as specified in the agreement, over a period of three years. Through December 31, 2002 $1.13 million of additional consideration has been recorded under the earn-out provisions.

At December 31, 2002 the maximum future earn-out payments on the above acquisitions are approximately $800,000 ($503,000 in the form of cash and $297,000 in the form of Medialink common stock) through March 2003.

In August 2001 the Company received an unsolicited takeover bid from United Business Media plc to purchase all of its issued and outstanding common shares. In connection with this unsolicited offer the Company retained a financial advisor to assist the Company in analyzing and considering the unsolicited offer and the various strategic opportunities available to the Company to maximize shareholder value. The terms of the agreement provided that the Company pay the financial advisor between $2,000,000 and $2,500,000 by August 20, 2002. In August 2002 the agreement was amended to decrease the total fees to $1.60 million plus expenses. In accordance with the terms of the amended agreement, as of December 31, 2002, $1.20 million has been paid with the remaining balance of $400,000 included in accounts payable. The remaining balance is due in April 2003. As of December 31, 2001 the unsolicited offer was no longer active.

The Company had a line of credit facility with a bank, allowing for borrowings of up to $7.50 million through January 1, 2003. The Company has renewed the credit facility through April 15, 2004. The renewed credit facility allows for borrowings of up to $7.50 million. The renewed facility bears interest at the 30-Day LIBOR Rate (1.38% at December 31, 2002) plus 2.25% through 3.25%, per annum, as defined.

As of December 31, 2002 Medialink had $6.39 million in cash and cash equivalents as compared to $4.68 million as at December 31, 2001. As at December 31, 2002 and 2001, long-term debt, including current portion, was $45,000 and $150,000, respectively.

The Company believes that it has sufficient capital resources, including availability under its line of credit facility, and cash flow from operations to fund its net cash needs for at least the next twelve months.

RISK FACTORS

Major News Events

Events which dominate news broadcasts, such as the events of September 11th or the involvement by the United States in a war, may cause the Company's clients to delay or not use the Company's services for a particular project as such clients may determine that their messages may not receive adequate attention in light of the coverage of other news events. Such circumstances could have a material adverse effect on the Company's business, operating results and financial condition.

Susceptibility to General Economic Conditions
The Company's revenues are affected by its clients' marketing communications spending and advertising budgets. The Company's revenues and results of operations may be subject to fluctuations based upon general economic conditions in the geographic locations where it offers its services or distributes its material. If there were to be continued economic downturn or a continued recession in these geographic locations, then the Company expects that business enterprises, including its clients and potential clients, could substantially and immediately reduce their marketing and communications budgets. In the event of such an economic climate, there would be a material adverse effect on the Company's business, operating results, financial condition and ability to refinance its existing line of credit agreement.

Competition
The markets for the Company's services are highly competitive. The principal competitive factors affecting the Company are effectiveness, reliability, price, technological sophistication and timeliness. Numerous specialty companies compete with the Company in each of its service lines although no single company competes across all service lines. Some of the Company's competitors or potential competitors have longer operating histories, longer client relationships and significantly greater financial, management, technological, sales, marketing and other resources than the Company. In addition, clients could perform internally all or certain of the services provided by the Company rather than outsourcing such services. The Company could face competition from companies in related communications markets which could offer services that are similar or superior to those offered by the Company. In addition, national and regional telecommunications providers could enter the market with materially lower electronic delivery costs, and radio and television networks could also begin transmitting business communications separate from their news programming. The Company's ability to maintain and attract clients depends to a significant degree on the quality of services provided and its reputation among its clients and potential clients as compared to that of its competitors. There can be no assurance that the Company will not face increased competition in the future or that such competition will not have a material adverse effect on the Company's business, operating results and financial condition.

New Services
The Company must develop new services to remain competitive, maintain or grow market share and to operate in new markets. There can be no assurance that the Company will be successful in developing new services, or that those new services will meet customer needs. As a result of the expenses incurred in developing new services and the potential inability of the Company to market these services successfully, the Company's operating results may be negatively affected.

Provisions of Our Charter Documents May Have Anti-takeover Effects that Could Prevent a Change in Control Even if the Change in Control Would be Beneficial to our Stockholders
Provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire the Company, even if doing so would be beneficial to our stockholders.

Line of credit
The Company had a balance due under its line of credit of $6.54 million with a due date of January 1, 2003. The Company renewed the facility through April 2004. Covenants under the line

of credit agreement require the Company to meet certain financial ratios, including minimum tangible net worth and minimum earnings before depreciation, amortization, interest and other charges, as defined in the agreement.

While management believes the Company is currently in compliance with the covenants under the line of credit agreement, there can be no assurance that the Company will continue to be in compliance in the future. In that event, the Company may be required to raise additional funds in order to repay the outstanding balance under the line of credit and there can be no assurance that, if required, the Company would be able to raise such funds on favorable terms, if at all.

Capital Requirements
One or more of our businesses could require, or benefit from, additional investment beyond our current capability. Such additional funding could be raised by the Company, or one or more of its business units separately, and could have the effect of diluting shareholders interests.

Other Risk Factors
Other risk factors include our recent history of losses, our ability to achieve or maintain profitability, effectiveness of our cost reduction programs, our ability to develop new services and market acceptance of such services, such as Teletrax, our ability to develop new products and services that keep pace with technology, our ability to develop and maintain successful relationships with critical vendors, the potential negative effects of our international operations on the Company. In addition, future acquisitions or divestitures and the absence of long term contracts with customers and vendors may adversely effect our operations and have an adverse effect on pricing, revenues, gross margins and our customer base.

CRITICAL ACCOUNTING POLICIES
We have identified the policies below as significant to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements in the Company's Form 10-K for the year ended December 31, 2002.

Revenue Recognition
Revenue earned from the distribution and monitoring of video news releases and the distribution of printed news releases is recognized in the period that the release is distributed. Fees earned for webcasts, satellite media tours and other live events and the production of video news releases and still photographs are recognized in the period that the services are performed. Fees earned from research services are recognized using the percentage of completion method. Invoices to clients are generated in accordance with the terms of the applicable contract, which may not be directly related to the performance of services. Unbilled receivables are invoiced based upon the achievement of specific events as defined by each agreement including deliverables, timetables and incurrence of certain costs. Unbilled receivables are classified as a current asset. Advanced billings to clients in excess of revenue earned are recorded as deferred revenues and are classified as a current liability.

Allowance for Doubtful Accounts
Management must make estimates of the uncollectibility of the Company's accounts receivable. Management specifically analyzes accounts receivable, historical bad debt, customer

concentrations, customer creditworthiness and current trends when evaluating the adequacy of the allowance for doubtful accounts.

Goodwill and Intangible Assets
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. In 2001 and 2000, goodwill was amortized on a straight-line basis over its expected useful life, not to exceed 40 years, and we periodically reviewed the recoverability of goodwill and intangible assets. Effective January 1, 2002, we adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which required us to ceased amortizing goodwill and to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The annual impairment testing required by SFAS No. 142 will also requires the Company to use its judgment and could require the Company to write down the carrying value of its goodwill and other intangible assets in future periods.

Other intangible assets, including customer lists and covenants not to compete, are being amortized on a straight-line basis over the term of the agreement or the estimated future period of benefit, which ranges from 3 to 7½ years.

The agreements pursuant to which the Company acquired certain companies include provisions that could require the Company to issue additional cash or shares of common stock if certain performance targets are met. The value of any such additional consideration will be added to the goodwill related to such acquisition.

Long-lived Assets
Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We considered all of the available evidence to arrive at our position on the net deferred tax assets; however, should circumstances change which would alter our judgment in this regard it may have an impact on future operating results.

EFFECTS OF NEWLY-ISSUED ACCOUNTING STANDARDS

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," which is effective January 1, 2003. SFAS 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The Company does not expect that the adoption of SFAS 143 will have a significant impact on the Company's financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective January 1, 2002. SFAS 144 supersedes FASB Statement No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The adoption of SFAS 144 did not have a significant impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145, which is effective for fiscal years beginning after May 15, 2002, provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. We do not believe the adoption of this statement will have a material impact on our consolidated financial statements.

In July 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("Statement 146") was issued. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between Statement 146 and EITF 94-3 relates to the timing of liability recognition. Under Statement 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of Statement 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not expected to have a significant impact on our financial position and results of operations.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has evaluated the impact of FIN 46 and does not believe that it has any investment in variable interest entity.

INFLATION

Inflation has not had, nor does the Company anticipate it having, a significant impact on the Company's current and future operations.

FOREIGN CURRENCY

The conversion of various European currencies to the Euro has not had, nor does the Company anticipate it having, a significant impact on the Company's current and future operations.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Debt

The Company has a line of credit agreement which exposes the Company to the risk of earnings or cash flow loss due to changes in market interest rates. At December 31, 2002, $6.54 million was outstanding on the line of credit which has a maturity date of January 2003. The facility was renewed through April 2004. The interest rate on the renewed facility is based upon the 30-day LIBOR rate (1.38% at December 31, 2002) plus a margin of 2.25% through 3.25%, as defined. All other Company debt is fixed-rate and, therefore, does not expose the Company to the risk of earnings or cash flow loss due to changes in market interest rate.

Foreign Currency Exchange Rate Risk

In the normal course of business, through its UK operations, the Company is exposed to the effect of foreign exchange rate fluctuations on the United States dollar value of its foreign subsidiaries' results of operations and financial condition. At December 31, 2002, the Company's primary foreign currency market exposure was the British pound.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited consolidated financial statements and related report are set forth in this Annual Report on Form 10-K on the following pages:

Independent Auditors' Report

The Board of Directors
Medialink Worldwide Incorporated

We have audited the accompanying consolidated balance sheets of Medialink Worldwide Incorporated and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medialink Worldwide Incorporated and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets" in the year ended December 31, 2002.

/S/ KPMG LLP

February 25, 2003
New York, New York

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 6,389,650	$ 4,680,075
Accounts receivable, net of allowance for doubtful accounts of $655,417 and $356,240	6,571,226	8,260,396
Prepaid expenses and other current assets	2,540,334	2,874,339
Prepaid and refundable taxes	2,269,804	1,743,659
Deferred tax assets	199,000	199,000
Total current assets	17,970,014	17,757,469
Property and equipment, net	5,889,840	6,127,665
Goodwill, net of accumulated amortization of $2,467,381	12,854,121	11,581,696
Customer list and other intangibles,net of accumulated amortization of $4,673,113 and $4,182,917	139,512	638,529
Investment in joint venture	681,604	781,604
Deferred tax assets	1,655,000	1,900,000
Other assets	1,892,243	2,025,590
Total assets	$ 41,082,334	$ 40,812,553
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 45,291	$ 55,639
Borrowings on credit facilities	6,536,665	6,268,681
Accounts payable	2,203,436	1,573,371
Accrued expenses and other current liabilities	5,093,194	3,774,061
Total current liabilities	13,878,586	11,671,752
Long-term debt, net of current portion	-	44,719
Note payable - stockholder	-	50,000
Total liabilities	13,878,586	11,766,471
Stockholders' Equity:		
Common stock; $.01 par value. Authorized 15,000,000 shares; issued 5,947,036 shares in 2002 and 5,820,714 shares in 2001	59,470	58,207
Additional paid-in capital	24,768,762	24,409,660
Retained earnings	2,930,754	4,799,464
Accumulated other comprehensive loss	(355,304)	(221,249)
	27,403,682	29,046,082
Less common stock in treasury (at cost, 57,124 shares in 2002)	(199,934)	-
Total stockholders' equity	27,203,748	29,046,082
Total liabilities and stockholders' equity	$ 41,082,334	$ 40,812,553

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Revenues	$ 47,364,720	$ 48,420,133	$ 56,473,553
Direct costs	15,735,836	17,697,753	20,515,111
Gross Profit	31,628,884	30,722,380	35,958,442
Operating expenses:			
Selling, general and administrative expenses	29,189,674	30,703,302	28,532,954
Depreciation and amortization	2,605,804	3,571,943	2,893,361
Loss from joint venture	350,000	728,268	1,079,095
Loss on sale of subsidiary	-	495,905	-
Restructuring charges	-	634,000	-
Advisory charges	1,300,000	804,626	-
Total Operating Expenses	33,445,478	36,938,044	32,505,410
Operating income (loss)	(1,816,594)	(6,215,664)	3,453,032
Interest expense	(279,206)	(273,383)	(46,924)
Interest income	81,110	141,568	125,478
Income (loss) before income taxes	(2,014,690)	(6,347,479)	3,531,586
(Beneifit) provision for income taxes	(145,980)	(2,574,000)	1,475,000
Net income (loss)	$ (1,868,710)	$ (3,773,479)	$ 2,056,586
Basic earnings (loss) per share	$ (0.32)	$ (0.65)	$ 0.36
Diluted earnings (loss) per share	$ (0.32)	$ (0.65)	$ 0.35

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2002, 2001 and 2000

	Common stock		Additional		Accumulated Other Comprehensive Loss - Foreign	Common	Total
	Number of Shares	Par Value	Paid-In Capital	Retained Earnings	Currency Translation Adjustment	Stock in Treasury	Stockholders' Equity
Balance at January 1, 2000	5,636,859	$ 56,369	$ 23,506,200	$ 6,516,357	$ (191,908)	$ -	$ 29,887,018
Comprehensive income:							
Net income	-	-	-	2,056,586	-	-	2,056,586
Foreign currency translation adjustment	-	-	-	-	(7,566)	-	(7,566)
Total comprehensive income							2,049,020
Stock options exercised	38,895	389	102,497	-	-	-	102,886
Issuances of common stock in connection with acquisitions of businesses	75,939	759	529,990	-	-	-	530,749
Balance at December 31, 2000	5,751,693	57,517	24,138,687	8,572,943	(199,474)	-	32,569,673
Comprehensive income:							
Net loss	-	-	-	(3,773,479)	-	-	(3,773,479)
Foreign currency translation adjustment	-	-	-	-	(21,775)	-	(21,775)
Total comprehensive loss							(3,795,254)
Stock options exercised	42,320	423	121,240	-	-	-	121,663
Issuances of common stock in connection with acquisitions of businesses	26,701	267	149,733	-	-	-	150,000
Balance at December 31, 2001	5,820,714	58,207	24,409,660	4,799,464	(221,249)	-	29,046,082
Comprehensive income:							
Net loss	-	-	-	(1,868,710)	-	-	(1,868,710)
Foreign currency translation adjustment	-	-	-	-	(134,055)	-	(134,055)
Total comprehensive loss							(2,002,765)
Stock options exercised	700	7	1,958	-	-	-	1,965
Issuances of common stock in connection with acquisitions of businesses	125,622	1,256	357,144	-	-	-	358,400
Treasury Stock Transaction	-	-	-	-	-	(199,934)	(199,934)
Balance at December 31, 2002	5,947,036	59,470	24,768,762	2,930,754	(355,304)	(199,934)	27,203,748

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (1,868,710)	$ (3,773,479)	$ 2,056,586
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	2,605,804	3,571,943	2,893,361
Loss on sale of subsidiary	-	495,905	-
Deferred income taxes	245,000	(900,000)	(356,000)
Equity loss from joint venture	350,000	728,268	1,079,095
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	1,555,115	5,142,857	(2,281,235)
Other assets	(642,848)	(645,199)	(225,993)
Prepaid expenses and other current assets	334,005	(263,908)	39,776
Prepaid and refundable income taxes	(526,145)	(1,743,659)	-
Accounts payable and accrued expenses	1,895,598	(730,740)	1,567,872
Income taxes payable	-	(1,312,628)	840,256
Net cash provided by operating activities	3,947,819	569,360	5,613,718
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash paid on acquisitions	(850,000)	(1,058,600)	(2,789,327)
Capital contribution in joint venture	(250,000)	(500,000)	-
Cash received for sale of subsidiary, net of cash included in assets sold	-	29,908	-
Purchases of property and equipment	(1,353,126)	(2,187,756)	(3,163,176)
Net cash used in investing activities	(2,453,126)	(3,716,448)	(5,952,503)
CASH FLOWS FROM FINANCING ACTIVITIES			
Advances on line of credit	267,984	4,268,681	2,000,000
Payments on line of credit	-	-	(2,000,000)
Proceeds from the issuance of common stock in connection with the exercise of stock options	1,965	121,663	102,886
Repayments of long term debt	(55,067)	(105,438)	(105,552)
Net cash provided by (used in) financing activities	214,882	4,284,906	(2,666)
Net increase (decrease) in cash and cash equivalents	1,709,575	1,137,818	(341,451)
Cash and cash equivalents at the beginning of year	4,680,075	3,542,257	3,883,708
Cash and cash equivalents at end of year	$ 6,389,650	$ 4,680,075	$ 3,542,257

See accompanying notes to consolidated financial statements

1. *Summary of Significant Accounting Policies*

Description of Business and Basis of Presentation
Medialink Worldwide Incorporated (the "Company") is a provider of worldwide video and audio production and distribution services and public relations research services for businesses and other organizations that seek to communicate and evaluate their news through television, radio, the Internet and other media. Additionally, through its subsidiary, Teletrax, Ltd., the Company is deploying a global video tracking, and monitoring system. The Company, a Delaware corporation formed on September 24, 1986, is headquartered in New York with offices in the United States and the United Kingdom.

The consolidated financial statements include the accounts of Medialink Worldwide Incorporated, its wholly owned subsidiaries and its 76% owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition
Revenue earned from the distribution and monitoring of video news releases and the distribution of printed news releases is recognized in the period that the release is distributed. Fees earned for webcasts, satellite media tours and other live events and the production of video news releases and still photographs are recognized in the period that the services are performed. Fees earned from research services are recognized using the percentage of completion method.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less, to be cash equivalents.

Property and Equipment
Property and equipment, recorded at cost, is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. The following estimated useful lives are used for financial statement purposes:

Office equipment	3-5 years
Furniture and fixtures	10 years
Leasehold improvements	5 to 10 years

Goodwill and Intangible Assets
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. In 2001 and 2000, goodwill was amortized on a straight-line basis over its expected useful life, not to exceed 40 years, and we periodically reviewed the recoverability of goodwill and intangible assets. Effective January 1, 2002, we adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which required us to cease amortizing goodwill and to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The annual impairment testing required by SFAS No. 142 will also requires the Company to use its judgement and could require the Company to write down the carrying value of its goodwill and other intangible assets in future periods.

Other intangible assets, including customer lists and covenants not to compete, are being amortized on a straight-line basis over the term of the agreement or the estimated future period of benefit, which ranges from 3 to 7½ years.

The agreements pursuant to which the Company acquired certain companies include provisions that could require the Company to issue additional cash or shares of common stock if certain performance targets are met. The value of any such additional consideration will be added to the goodwill related to such acquisition.

Long-lived Assets
Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Major Customers
Revenues from one customer amounted to approximately 14% and 11% of total revenues in 2002 and 2001, respectively. No customer amounted to 10% or more in 2000.

Investments in Affiliates
The Company accounts for its investments in affiliates in which it owns between 20% and 50% of the voting stock and possesses significant influence over the affiliate under the equity method. Investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the fair value of an investment is less than its carrying amount, and when such a loss in value is determined to be other than temporary.

Foreign Currency Translation
The financial position and results of operations of the Company's UK subsidiaries are measured using local currency as the functional currency. Assets and liabilities of the entities have been translated at exchange rates on the balance sheet date, and related revenue and expenses have been translated at average monthly exchange rates. The aggregate effect of translation adjustments is reflected as a separate component of shareholders' equity in accumulated other comprehensive loss until there is a sale or liquidation of the underlying foreign investment.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments
The carrying amounts of cash, receivables, accounts payable, accrued liabilities and borrowings on line of credit facility approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term debt approximate fair value as the effective rates for these instruments are comparable to market rates at year-end.

Reclassifications
For comparability, certain 2001 and 2000 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2002.

Earnings per Share
Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) attributable to common stock by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities to common stock. For the year ended December 31, 2002 and 2001 the Company had common stock equivalents of 64,349 and 32,075, respectively, related to stock options that were not included in the computation of EPS because they were antidilutive. Weighted average shares outstanding used for computing EPS for the years ended December 31, 2002, 2001 and 2000 are as follows:

Weighted Average Shares Outstanding	2002	2001	2000
Basic	5,909,312	5,797,679	5,700,721
Dilutive effect of stock options	-	-	231,128
Diluted	5,909,312	5,797,679	5,931,849

Stock-Based Compensation
In 2002, 2001, and 2000, we had two stock option plans, which are described more fully in Note 7. As allowed by SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, we have retained the compensation measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations for stock options. Under APB Opinion No. 25, compensation expense is recognized based upon the difference, if any, at the measurement date between the market value of the stock and the option exercise price. The

measurement date is the date at which both the number of options and the exercise price for each option are known.

If the Company had elected to recognize compensation cost at the grant date, based on the fair value of the options granted, in 2002, 2001 and 2000, as prescribed by SFAS 123, the Company's net income (loss) and earnings (loss) per share for the years ended December 31, 2002, 2001 and 2000 would approximate the pro forma amounts as indicated below:

	For the year ended December 31,		
	2002	2001	2000
Net income (loss) - as reported	$(1,868,710)	$(3,773,479)	$2,056,586
Deduct: total stock-based employee compensation expense determined under the fair value method, net of related tax effects	(110,000)	(64,200)	(16,000)
Net income (loss) - pro forma	$(1,978,710)	$(3,837,679)	$2,040,586
Basic EPS - as reported	$ (.32)	$ (.65)	$ .36
Basic EPS - pro forma	$ (.33)	$ (.66)	$ .36
Diluted EPS - as reported	$ (.32)	$ (.65)	$ .35
Diluted EPS - pro forma	$ (.33)	$ (.66)	$ .34

The fair value of each grant is estimated using the Black-Scholes Options Pricing Model with the following assumptions: dividend yield of 0% for all grants, expected volatility of 10% in 2002, 71% in 2001 and 53% for 2000 grants, risk free interest rates of 4.25% for 2002, 4.50% for 2001 and 6.55% for 2000 grants and expected lives of 5 years for all grants.

EFFECTS OF NEWLY-ISSUED ACCOUNTING STANDARDS

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective January 1, 2002. SFAS 144 supersedes FASB Statement No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The adoption of SFAS 144 did not have a significant impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" which amended SFAS 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for periods ending after December 15, 2002. We have adopted the disclosure provisions of SFAS 148 and we account for stock- based compensation under APB No.25, therefore, SFAS No. 148 will have no effect on our financial position, results of operations or cash flows (See note 7).

2. *Property and Equipment*

Property and equipment, at cost, consists of:

	December 31,	
	2001	2000
Office equipment and software	$7,472,254	$6,593,308
Furniture and fixtures	1,409,793	1,225,412
Leasehold improvements	3,696,943	3,533,880
	12,578,990	11,352,600
Less accumulated depreciation and amortization	(6,689,150)	(5,224,935)
Property and equipment, net	$5,889,840	$6,127,665

3. *Business Transactions*

(a) Acquisitions, Goodwill and Other Intangibles

On June 16, 1997 the Company acquired certain assets of Corporate TV Group, Inc. ("CTV"), a provider of strategic video communications to corporations and other organizations for internal and external audiences. As consideration for the purchase, the Company paid $3.55 million in cash and issued 37,037 shares of the Company's common stock valued at $333,333. Earn-out provisions allow for up to an additional $6.2 million to be paid based upon certain revenue and profitability targets through 2002. Assuming the targets are met, the additional consideration will be paid in the form of cash and the Company's common stock, as specified in the agreement. Through December 31, 2002 approximately $6.01 million of additional consideration has been recorded under the earn-out provision. Additionally, in connection with this acquisition, the Company paid $300,000 to the stockholder of CTV for a non-compete agreement which expires in 2004. This amount has been recorded as an intangible asset and is being amortized using the straight-line method over the term of the agreement.

During 1999 the Company made an acquisition of a news-related company. As consideration for this purchase, the Company paid $1.26 million in cash and 55,348 shares of the Company's common stock valued at $800,000. Earn-out provisions allow for additional payments of purchase price of up to $1.50 million, based on reaching certain profitability levels, to be paid in the form of cash and the Company's common stock as specified in the agreement, over a period of three years. Through December 31, 2002 $1.13 million of additional consideration has been recorded under the earn-out provisions. Additionally, in connection with one of the acquisition the Company entered into covenants not to compete with two of the significant shareholders with terms of five years.

Two executive officers of the Company had an interest in one of the acquisitions aggregating approximately 20%. In order to avoid an apparent conflict of interest, an independent member of the Board of Directors and an independent employee negotiated the agreement.

At December 31, 2002 the maximum future earn-out payments on the above acquisitions are approximately $375,000 ($225,000 in the form of cash and $125,000 in the form of Medialink common stock) through March 2003.

All of the above acquisitions have been accounted for under the purchase method of accounting and the results of operations of the acquisitions have been included in the consolidated statements of operations from the dates of acquisition. As of December 31, 2002 the aggregate purchase price, including acquisition costs and amounts paid as a result of earn-out agreements, exceeded the estimated fair value of the total net assets acquired by $19.32 million for all of the acquisitions. Of this amount $4 million has been allocated to customer lists and has been fully amortized and $15.32 million have been allocated to goodwill.

In March 2001 the Company sold a component of its UK photography business and as a result incurred a loss from the sale of a subsidiary amounting to approximately $496,000.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("Statement 141"), and Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Financial Accounting Standards Board No. 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets " ("Statement 144"). The Company adopted the provisions of Statement 141 on July 1, 2001 and Statement 142 effective January 1, 2002.

Statement 141 requires, upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which will be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings. Pursuant to this standard, the Company has completed an assessment of the categorization of its existing intangible assets and goodwill. In addition, the Company completed an analysis of the fair value of its reporting units and has determined that the fair value of its reporting units exceeds the carrying values at the beginning of the period and at September 30, 2002, and therefore, no impairment of goodwill was recorded.

As of January 1, 2002, the date of adoption, the Company had unamortized goodwill and other intangible assets in the amount of $11.58 million, which is subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill and other intangible assets of continuing operations was $1.91 million for the year ended December 31, 2001.

The following provides pro-forma information as if the financial statements in all periods presented were accounted for in accordance with Statement 142:

	For the Year Ended December 31,		
	2002	2001	2000
Reported net (loss) income	$(1,868,710)	$(3,773,479)	$2,056,586
Add back: Goodwill amortization	-	874,654	729,725
Adjusted net loss	$(1,868,710)	$(2,898,825)	$2,786,311
Reported basic (loss) earnings per share	$(0.32)	$(0.65)	$0.36
Add back: Goodwill amortization	-	0.15	$0.13
Adjusted basic (loss) earnings per share	$(0.32)	$(0.50)	$0.49

Intangible assets consist of the following:

		December 31, 2002 (in thousands)			December 31, 2001 (in thousands)		
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer List	5 years	$4,000	$(4,000)	$ -	$4,000	$(3,633)	$367
Non-competes	4-7.5 years	500	(360)	140	822	(550)	272
Total		$4,500	$(4,360)	$140	$4,822	$(4,183)	$639

Aggregate amortization expense for the years ended December 31, 2002 and 2001 was $490,196 and $1,021,241, respectively.

Estimated future amortization expense is as follows:

For the year ended December 31, 2003	80,000
For the year ended December 31, 2004	60,000
Total estimated amortization	$140,000

(b) Joint Venture

On August 1, 1999 the Company entered into a joint venture with Business Wire to form Business Wire/Medialink, LLC ("Newstream"), for the purpose of connecting its clients to multimedia Internet news sites as Newstream.com. The Company, which has a 50% interest in the joint venture, accounts for its interest in Newstream under the equity method, as it does not have a controlling interest in the entity. During 2002 and 2001 each member made an additional capital contribution of $250,000 and $500,000, respectively.

The following is selected financial data of Newstream at December 31:

	2002	2001	2000
Balance Sheet Data:			
Total current assets	$1,310,000	$813,000	$601,000
Total assets	2,350,000	2,277,000	2,069,000
Total current liabilities	1,587,000	1,351,000	684,000
Total liabilities and members equity	2,350,000	2,277,000	2,069,000
Operating Data:			
Revenues	1,164,000	1,137,000	940,000
Operating loss	(665,000)	(1,461,000)	(2,228,000)
Net loss	(663,000)	(1,457,000)	(2,152,000)

Approximately $501,000, $497,000 and $587,000 of total revenue for the joint venture was generated by the Company in 2002, 2001 and 2000, respectively.

The Company also allocates certain expenses to the joint venture for personnel and other direct, general and administrative costs incurred on its behalf. Total assessments amounted to $683,000, $959,000 and $1,346,000 in 2002, 2001 and 2000, respectively. The balance outstanding at December 31, 2002, 2001 and 2000 relating to these assessments amounted to $663,000, $919,000 and $410,000, respectively and are included in prepaid expenses and other current assets.

4. *Line of Credit – Bank*

The Company had a line of credit facility with a bank, allowing for borrowings of up to $7.50 million through January 1, 2003. The Company renewed the Credit Facility through April 15, 2004. The renewed Credit Facility allows for borrowings of up to $7.50 million. Loans under the renewed Credit Facility bear interest at the 30-Day LIBOR Rate (1.38% at December 31, 2002) plus 2.25 through 3.25, per annum, as defined.

The Company is subject to a line fee of $37,500 for the period from January 1, 2003 through April 15, 2004.

Covenants under the line of credit agreement require the Company to meet certain financial ratios, including minimum tangible net worth and minimum earnings before interest, taxes, depreciation, amortization and other charges, as defined in the agreement.

Substantially all of the assets of the Company are pledged as collateral under the credit facility.

5. *Long-term Debt:*

As of December 31, debt consisted of:

	2002	2001
Note payable	$45,291	$100,358
Less: current portion	45,291	55,639
Long-term debt, net of current portion	$ -	$44,719

The note is payable in quarterly installments of $15,507, which includes principal and interest at a rate of 8% per annum through July 2003.

6. *Stockholders' Equity:*

In 2002, 2001 and 2000 the Company issued 125,622 shares, 26,701 shares and 75,939 shares, respectively, of common stock as consideration for acquisitions. The fair value of the common stock was determined based on the average trading price, over various periods, of the Company's common stock at the times of the respective acquisitions.

During 2001 the Board of Directors implemented a preferred stock rights plan. Under the rights plan, the Board declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock of the Company, payable to shareholders of record at the close of business on August 30, 2001. The Rights will continue to be represented by, and trade with, the Company's common stock certificates unless the Rights become exercisable. The Rights become exercisable (with certain exceptions) only in the event that a person or group acquires, or announces a tender or exchange offer for, 15 percent or more of the Company's shares outstanding or the total voting power of the Company.

In July 2002 the Company received 57,124 shares of Medialink common stock as payment for loan balances due from a former officer of the Company totaling $199,934. The shares valued at $3.50 per share on the date of the agreement have been recorded as treasury stock at December 31, 2002.

7. *Employee Compensation Plans*

The Company provides an incentive and nonqualified stock option plan (the "Stock Option Plan") for employees and other eligible participants. The option price for all incentive stock options is the fair market value of the Company's common stock on the date of grant, except for employees owning more than 10% of the outstanding common stock of the Company. The option price for employees owning more than 10% of the outstanding common stock of the Company may be no less than 110% of the fair market value of the shares on the date of the option grant. The stock options vest over a period of four years and have a term of ten years. The number of options to be granted and option prices are determined by the Compensation Committee of the Board of Directors in accordance with the terms of the Stock Option Plan. The Company has reserved 1,670,808 shares of authorized common stock for issuance under this plan. As of December 31, 2002 the Company had 249,293 shares available for grant.

Activity in the Stock Option Plan is as follows:

	Shares Under Option	Weighted Average Exercise Prices
Outstanding at January 1, 2000	933,224	$7.77
Granted	5,542	$6.58
Exercised	(22,483)	$2.42
Canceled	(41,422)	$10.34
Outstanding at December 31, 2000	874,861	$7.78
Exercisable at December 31, 2000 through 2010	813,946	$6.52
Outstanding at January 1, 2001	874,861	$7.78
Granted	336,732	$3.30
Exercised	(39,920)	$2.91
Canceled	(178,407)	$8.49
Outstanding at December 31, 2001	993,266	$6.38
Exercisable at December 31, 2001 through 2011	634,143	$6.87
Outstanding at January 1, 2002	993,266	$6.38
Granted	293,100	$2.61
Exercised	(700)	$2.81
Canceled	(150,941)	$6.65
Outstanding at December 31, 2002	1,134,725	$4.65
Exercisable at December 31, 2002 through 2012	702,941	$6.52

The Following table summarizes information about stock options outstanding under the Stock Option Plan at December 31, 2002:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.61-8.24	905,320	6.88 years	$3.44	500,468	$3.80
$8.25-13.87	136,060	5.89 years	$11.11	114,238	$11.08
$13.88-19.50	93,345	5.58 years	$16.00	88,235	$16.04
Outstanding December 31, 2002	1,134,725			702,941	

The Company provides a stock option plan for its directors (the "Director Plan") for the granting of options to non-employee members of the Company's Board of Directors to purchase shares of the Company's common stock. The Company has reserved 180,000 shares of authorized common stock for the issuance under this plan. The option price under the Director Plan shall not be less than the fair market value of such share of common stock on the date of grant. Under the Director Plan, options issued vest over a three year period and are exercisable at such times as determined by the Company but no later than 15 years after the date of the grant.

Under the Director Plan, options to purchase 28,000 share at exercise prices of $2.61 and $3.59, 18,000 shares at the exercise price of $4.38 and 28,000 shares at exercise prices ranging between $7.25 and $8.06 were issued during 2002, 2001 and 2000, respectively. These options expire 10 years from the date of grant; however, upon termination of board membership of any director, the options will expire 12 months after the termination date, but no later than the expiration date. No options were exercised under the Director Plan during 2002, 2001 or 2000. Non-employee directors are also eligible for additional grants of 3,000 shares per year provided they continue to serve the Company in that capacity. Such future grants would become exercisable over a three-year period.

The following table summarizes information about stock options outstanding under the Director Plan at December 31, 2002:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.61-8.20	112,000	11.45 years	$ 4.59	62,666	$ 4.88
$8.21-13.79	40,000	9.48 years	$11.11	40,000	$11.11
$13.80-19.38	28,000	10.78 years	$17.53	28,000	$17.53
Outstanding December 31, 2002	180,000			130,666	

8. *Commitments*

(a) Leases

The Company has various non-cancelable operating leases for office space that expire in 2010. Future minimum payments under operating leases consisted of the following at December 31, 2002:

For the year ending December 31,	
2003	3,106,000
2004	2,865,000
2005	2,969,000
2006	2,885,000
2007	2,372,000
Thereafter	4,881,000
Total minimum lease payments	$19,078,000

Rent expense under operating leases amounted to approximately $3,211,000, $3,414,000 and $2,635,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

(b) Employment Agreements

The Company has entered into employment agreements with various executives expiring through December 31, 2003. Future minimum payments, including base salary and minimum bonuses, related to these agreements, are approximately $4,097,000 in 2003.

(c) Advisory Charges

In August 2001 the Company received an unsolicited takeover bid from United Business Media plc to purchase all of its issued and outstanding common shares. In connection with this unsolicited offer the Company retained a financial advisor and other professionals to assist the Company in analyzing and considering the unsolicited offer and the various strategic opportunities available to the Company to maximize shareholder value. The unsolicited offer has been withdrawn. The terms of the amended agreement provide that the Company pay the financial advisor $1,600,000 not including expenses. The agreement expired in August 2002 with no transaction transpiring and, accordingly, the remaining balance due under the agreement was charged to operations during the 2002. For the years ended December 31, 2002 and 2001, $1,200,000 and $400,000, respectively, were charged to operations related to this amended agreement and included in advisory charges.

9. *Accrued Expenses and Other Current Liabilities*

Accrued expenses and other current liabilities consist of the following at December 31:

	2002	2001
Production costs	$1,856,785	$ 966,990
Salary and related	738,027	561,550
Deferred revenue	417,935	399,199
Earn-out provision on acquisition	262,000	208,400
Professional fees	224,806	453,196
Value added taxes payable	26,196	95,368
Other	1,567,445	1,089,358
	$5,093,194	$3,774,061

10. *Income Taxes:*

The provision (benefit) for income taxes consists of the following components:

	For the Year Ended December 31,		
	2002	2001	2000
Current:			
Federal	$(385,000)	$(1,558,000)	$1,380,000
State and local	(5,980)	(116,000)	451,000
	(390,980)	(1,674,000)	1,831,000
Deferred:			
Federal	180,000	(375,000)	(268,000)
State and local	65,000	(525,000)	(88,000)
	245,000	(900,000)	(356,000)
	$(145,980)	$(2,574,000)	$1,475,000

The difference in income tax expense (benefit) between the amount computed using the statutory federal income tax rate and the Company's effective tax rate is due to the following:

	For the Year Ended December 31,		
	2002	2001	2000
Income tax expense (benefit) at statutory rate	$(685,000)	$(2,158,000)	$1,200,880
Increase (decrease) in income taxes resulting from:			
Investment income not subject to Federal income tax	-	-	(17,000)
State and local income taxes, net of Federal income tax benefit (provision)	68,000	(423,000)	258,972
Valuation allowance on foreign operating loss carryforward	252,000	-	-
Non-deductible expenses and other	219,020	7,000	32,148
	$(145,980)	$(2,574,000)	$1,475,000

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

	As of December 31,	
	2002	2001
Allowance for doubtful accounts	$199,000	$199,000
Depreciation and amortization of property and equipment	63,000	63,000
Amortization of intangibles	992,000	1,237,000
Net operating loss carry forwards	652,000	400,000
Capital loss carryforward	200,000	200,000
Total gross deferred tax assets	2,106,000	2,099,000
Less valuation allowance	(252,000)	-
	$1,854,000	$2,099,000

The Company has a capital loss carryforward of approximately $500,000, expiring in 2006, that can be used to offset future capital gains. The company also has net operating loss carryforwards for state and local tax purposes of approximately $6 million expiring through 2017. Additionally, the Company has foreign loss carryforwards of approximately $1,000,000 related substantially to the loss generated by Teletrax, its 76% owned foreign subsidiary. The foreign loss carryforwards have no expiration date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Due to the limited historical results of Teletrax and Management's limited ability to project future results, the Company has recorded a valuation allowance of $252,000 related to the foreign deferred tax asset generated by Teletrax' loss. Based on the historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the remaining deferred tax assets.

11. Segment Information

Management considers all of the Company's products and services to be included as a single operating segment, therefore, the disclosure requirements of SFAS 131 consist only of segment information by geographic location.

A summary of the Company's operations by major geographic location are as follows for the years ended December 31,

	2002		2001		2000	
	US	UK	US	UK	US	UK
Revenues:						
External clients	$40,188,739	$7,175,981	$40,397,272	$8,022,861	$48,251,402	$8,222,151
Inter-segment	917,000	727,000	330,000	636,000	142,000	626,000
Total revenues	$41,105,739	$7,902,981	$40,067,272	$8,658,861	$48,393,402	$8,848,151
Total assets	$37,482,424	$3,599,910	$38,243,355	$2,569,198	$36,154,776	$5,873,487

12. Supplemental Cash Flow Information:

Cash paid for interest and income taxes during the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Interest	$279,000	$273,000	$ 47,000
Income Taxes	$135,000	$1,378,000	$979,000

Non-cash investing and financing activities for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Common stock issued in connection with acquisitions	$358,000	$ 150,000	$ 531,000
Treasury stock redeemed in connection with satisfaction of note receivable	$200,000	$ -	$ -
Accrued earn-out provision	$262,000	$ 208,000	$ 61,000

13. *401(k) Plan:*

The Company maintains a qualified 401(k) plan (the "Plan") covering all eligible employees. Eligible employees may make elective salary reduction contributions to the Plan of up to 15% of their annual compensation, subject to a dollar limit established by law. In addition, the Company may provide, in its discretion, a matching contribution equal to a percentage of the employee's contribution. Participants are fully vested at all times in the amounts they contribute to the Plan. Only participants who have completed a year of service during the Plan year and are actively employed on the last day of such year are vested in the Company's matching contributions for such year. The Company's matching contributions amounted to approximately $128,000 and $136,000 in 2001 and 2000, respectively. There was no matching contribution made by the Company in 2002.

14. *Allowance for Doubtful Accounts:*

	2002	2001
Balance at beginning of year	$356,240	$467,492
Direct write-offs	(18,040)	(279,267)
Additional charges to costs and expenses	317,217	168,015
Balance at the end of year	$655,417	$356,240

15. *Quarterly Results of Operations (Unaudited):*

(In thousands of dollars, except per share data)

	For the Quarter Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Revenues	$11,075	$12,785	$11,376	$12,129
Gross profit	7,195	8,216	7,713	8,505
Operating income (loss)	(964)	(121)	(1,251)	519
Net income (loss)	(698)	(244)	(993)	66
Basic earnings (loss) per share	(0.12)	(0.04)	(0.17)	0.01
Diluted earnings (loss) per share	(0.12)	(0.04)	(0.17)	0.01

	For the Quarter Ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenues	$13,348	$13,490	$10,402	$11,180
Gross profit	8,513	8,845	6,423	6,941
Operating income (loss)	(1,629)	63	(2,907)	(1,743)
Net income (loss)	(955)	20	(1,770)	(1,068)
Basic earnings (loss) per share	(0.17)	-	(0.30)	(0.18)
Diluted earnings (loss) per share	(0.17)	-	(0.30)	(0.18)

16. Restructuring Charges :

In March 2001 the Company combined its U.S. and international broadcast services into a Global Broadcast Services unit. The corporate reorganization is designed to accelerate the growth of its broadcast services business. The Company incurred a charge of $420,000 as a result of the restructuring. Additionally in September 2001 the Company reduced its staff in the UK and US incurring a restructuring charge of $214,000. The total charges aggregating $634,000 included severance and related payments to terminated employees of approximately $430,000. Through December 31, 2001 approximately $524,000 of the total restructuring charges have been paid and the remaining balance of approximately $110,000 is included in accrued expenses. The remaining balance was paid during 2002.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding directors of the Company who are standing for reelection is set forth under "Election of Directors" in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement to be filed with 120 days after the Company's fiscal year ended December 31, 2002 (the "Notice and Proxy Statement"), which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding the Company's compensation of its named executive officers is set forth under "Executive Compensation" in the Notice and Proxy Statement, which information is incorporated herein by reference. Information regarding the Company's compensation of its directors is set forth under "Director Compensation" in the Notice and Proxy Statement, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information regarding security ownership of certain beneficial owners and management is set forth under "Common Stock Ownership of Certain Beneficial Owners and Management" in the Notice and Proxy Statement, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions is set forth under "Certain Relationships and Related Transactions" in the Notice and Proxy Statement, which information is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Within 90 days prior to the filing date of this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer, principal accounting officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934. Based on this evaluation, our chief executive officer, principal accounting officer and principal financial officer concluded that our disclosure controls and procedures, as of the date of the evaluation, are effective in timely alerting them to material information required to be included in our periodic SEC reports. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

In addition, we reviewed our internal controls, and there have been no significant changes in those controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation. We have not identified any significant deficiencies or material weaknesses in our internal controls, and therefore there were no corrective actions taken.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) 1. FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES

2. All schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

(b) Reports on Form 8-K were filed with the Securities and Exchange Commission
None

(c) EXHIBITS

Exhibit Number	Description	Foot notes
3.1	Amended and Restated Certificate of Incorporation of Medialink Worldwide Incorporated	(1)
3.2	Amended and Restated By-Laws of the Medialink Worldwide Incorporated	(2)
4.1	Preferred Stock Rights Agreement, dated as of August 16, 2001 between Medialink Worldwide Incorporated and Mellon Investor Service, LLC, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively	(3)
10.1	Amended and Restated Employment Agreement, dated as of August 28, 2001, by and between Medialink Worldwide Incorporated and Laurence Moskowitz	(4)
10.2	Amended and Restated Employment Agreement, dated as of August 28, 2001, by and between Medialink Worldwide Incorporated and J. Graeme McWhirter	(5)
*10.3	Amended and Restated Employment Agreement, dated as of January 1, 2002, by and between Medialink Worldwide Incorporated and Richard Frisch	
10.4	Non-Compete Agreement, dated as of June 16, 1997, by and between Medialink Worldwide Incorporated, Corporate TV Group, Inc. and Richard Frisch	(6)
10.5	Asset Purchase Agreement, dated as of June 16, 1997, by and among Medialink Worldwide Incorporated, Corporate TV Group, Inc. and Richard Frisch	(7)
10.6	Registration Rights Agreement, made as of June 16, 1997, by and between Medialink Worldwide Incorporated and Richard Frisch	(8)
10.7	Medialink Worldwide Incorporated 401(k) Tax Deferred Savings Plan	(9)
10.8	Amended and Restated Stock Option Plan and form of Stock Option Agreement	(10)
10.9	Medialink Worldwide Incorporated 1996 Directors Stock Option Plan and form of 1996 Directors Stock Option Agreement	(11)
10.10	Form of Indemnification Agreement	(12)
*21.	Subsidiaries of Medialink Worldwide Incorporated	
*23.	Consent of KPMG LLP	
*27.	Financial Data Schedule	
*99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act	
*99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act	

* Filed herewith

(1) Filed as Exhibit 2.5 to Medialink Worldwide Incorporated Form 8-A, filed on January 16, 1997 (Registration No. 000-21989) and incorporated herein by reference.

(2) Filed as Exhibit 10.2 to Medialink Worldwide Incorporated Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-14119) dated November 20, 1996 and incorporated herein by reference.

(3) Filed as Exhibit 4.1 to Medialink Worldwide Incorporated Report on Form 8-A dated August 16, 2001 and incorporated herein by reference.

(4) Filed as Exhibit 10.1 to Medialink Worldwide Incorporated Annual Report on Form 10-K dated March 28, 2002 and incorporated herein by reference

(5) Filed as Exhibit 10.2 to Medialink Worldwide Incorporated Annual Report on Form 10-K dated March 28, 2002 and incorporated herein by reference.

(6) Filed as Exhibit 28.2 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(7) Filed as Exhibit 2.1 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(8) Filed as Exhibit 28.4 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(9) Filed as Exhibit 10.33 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(10) Filed as Exhibit 10.34 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(11) Filed as Exhibit 10.35 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(12) Filed as Exhibit 10.36 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MEDIALINK WORLDWIDE INCORPORATED

By: /s/ Laurence Moskowitz
Laurence Moskowitz,
Chairman of the Board, Chief Executive Officer and President

By: /s/ J. Graeme McWhirter
J. Graeme McWhirter
Executive Vice President, Secretary and Chief Financial Officer
Dated: March 28, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Laurence Moskowitz .. ..March 28,2003
Laurence Moskowitz, Chairman
of the Board, Chief Executive Officer and President

/s/ Harold Finelt ... .March 28,2003
Harold Finelt, Director

/s/ Donald Kimelman .. ..March 28,2003
Donald Kimelman, Director

/s/ James J. O'Neill .. ..March 28,2003
James J. O'Neill, Director

/s/ Theodore Wm. Tashlik .. ..March 28,2003
Theodore Wm. Tashlik, Director

/s/ Paul Sagan .. ..March 28,2003
Paul Sagan, Director

/s/ J. Graeme McWhirter .. ..March 28,2003
J. Graeme McWhirter, Director
Executive Vice President, Secretary and Chief Financial Officer

/s/ Alain Schibl .. ..March 28,2003
Alain Schibl, Director

/s/ Catherine Lugbauer . ...March 28,2003
Catherine Lugbauer, Director

CERTIFICATION

I, Laurence Moskowitz, certify that:

1. I have reviewed this annual report on Form 10-K of Medialink Worldwide Incorporated;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Laurence Moskowitz
Name: Laurence Moskowitz
Title: Chief Executive Officer

CERTIFICATION

I, J. Graeme McWhirter, certify that:

1. I have reviewed this annual report on Form 10-K of Medialink Worldwide Incorporated;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
e) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
f) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ J. Graeme McWhirter
Name: J. Graeme McWhirter
Title: Chief Financial Officer

Exhibit 21 SUBSIDIARIES OF MEDIALINK WORLDWIDE INCORPORATED

The Delahaye Group, Inc.

On Line Broadcasting Limited

Tempest T.V. Limited

TTX (US) LLC

TTX Limited

Exhibit 23 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Medialink Worldwide Incorporated:

We consent to incorporation by reference in the registration statement (No. 333-27207) on Form S-8 of Medialink Worldwide Incorporated of our report dated February 25, 2003, relating to the consolidated balance sheets of Medialink Worldwide Incorporated and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Medialink Worldwide Incorporated.

/S/ KPMG LLP

New York, New York
March 31, 2003

Exhibit 99.1

Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Medialink Worldwide Incorporated (the "Company"), hereby certifies to such officer's knowledge, that the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 28, 2003

/s/ Laurence Moskowitz
Name: Laurence Moskowitz
Title: Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 99.2

Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Medialink Worldwide Incorporated (the "Company"), hereby certifies to such officer's knowledge, that the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 28, 2003

/s/ J. Graeme McWhirter
Name: J. Graeme McWhirter
Title: Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Investor Information

Medialink

Board of Directors

Laurence Moskowitz
Chairman, President and Chief Executive Officer; Medialink Worldwide Incorporated

J. Graeme McWhirter
Executive Vice President and Chief Financial Officer; Medialink Worldwide Incorporated

Harold Finelt
Vice President, American Research & Development

Donald Kimelman
Director, Venture Fund; The Pew Charitable Trust

Alain Schibl
Managing Director and Partner; Duet Wealth Management

James J. O'Neill
Private Financial Consultant

Paul Sagan
President; Akamai Technologies, Inc.

Theodore Wm. Tashlik
Member; Tashlik, Kreutzer, Goldwyn & Crandell P.C.

Catherine Lugbauer
Partner; Kelly & Lugbauer

Audit Committee

Messrs. Finelt, Kimelman and O'Neill

Compensation Committee

Messrs. Finelt, Kimelman and Tashlik

Stock Option Committee

Messrs. Finelt and Kimelman

Corporate Contact

Ryan Barr, Director of Corporate Development & Communications
rbarr@medialink.com

Transfer Agent

Mellon Investor Services LLC
44 Wall Street
New York, NY 10005
www.mellon-investor.com

Independent Auditors

KPMG LLP
345 Park Avenue
New York, NY 10154
(212) 758-9700

Outside Counsel

Tashlik, Kreutzer, Goldwyn & Crandell P.C.
40 Cuttermill Road, Suite 200
Great Neck, NY 11021
(516) 466-8005

Form 10-K

The Company would be pleased to provide, without charge, a copy of its most recent 10-K upon written request to the Chief Financial Officer, Medialink Worldwide Incorporated, 708 Third Avenue, New York, NY 10017. A full copy is also available online at www.medialink.com.

Stock Exchange Listing

The common shares of Medialink Worldwide Incorporated are traded over The Nasdaq Stock Market® under the symbol MDLK.

Headquarters

Medialink Worldwide Incorporated
708 Third Avenue
New York, NY 10017 USA
(212) 682-8300
(800) 843-0677
Fax (212) 682-5260
www.medialink.com

International Hub

Medialink Worldwide Incorporated
7 Fitzroy Square
London, W1P 5AH,
United Kingdom
011-44-207-554-2700
Fax 011-44-207-554-2710

Worldwide Offices

Chicago • Dallas • Los Angeles • London • New York • Norwalk, CT • Portsmouth, NH • San Francisco • Washington, DC

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock trades on The Nasdaq Stock Market® under the symbol MDLK.

The following table sets forth the high and low closing sales prices per share of the Company's common stock for the periods presented.

Quarter Ended	Low	High
Quarter ended March 31, 2001	2.75	5.625
Quarter ended June 30, 2001	2.49	4.29
Quarter ended September 30, 2001	3.07	4.93
Quarter ended December 31, 2001	2.20	3.95
Quarter ended March 31, 2002	2.50	3.44
Quarter ended June 30, 2002	2.62	4.30
Quarter ended September 30, 2002	3.18	3.99
Quarter ended December 31, 2002	2.89	3.83

As of December 31, 2002, there were approximately 1,950 holders of record of the Company's common stock.

The Company has not paid, and does not anticipate paying for the foreseeable future, any dividends to holders of its common stock. The declaration of dividends by the Company in the future is subject to the sole discretion of the Company's Board of Directors and will depend upon the operating results, capital requirements and financial position of the Company, general economic conditions and other pertinent conditions or restrictions relating to any financing.

Notice of Annual Meeting

Medialink Worldwide Incorporated will conduct its Annual Meeting at the Company's Headquarters, 708 Third Avenue, 8th Floor, New York, NY 10017 USA, at 9:30 a.m. on Thursday, June 5, 2003.

Medialink

MEDIALINK WORLDWIDE INCORPORATED
708 Third Avenue
New York, NY 10017 USA
t: 212.682.8300
800.843.0677
f: 212.682.2370
www.medialink.com

US Newswire
Medialink Worldwide

Delahaye
Medialink Worldwide